UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Deep Down, Inc.
Full Name of Registrant

MediQuip Holdings, Inc.
Former Name if Applicable

8827 W. Sam Houston Parkway N., Suite 100
Address of Principal Executive Office (Street and Number)

Houston, Texas 77040
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Deep Down, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Report”) by the prescribed date of March 31, 2011 without unreasonable effort or expense.  The recent restatement of the Company’s unaudited interim financial statements for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010 was disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2011.  Due to the significance of this transaction and its impact on various portions of the Report, including but not limited to, the additional disclosures required in Part II. Item 9A “Controls and Procedures”, management determined that additional time was needed to complete the Report.  Additionally, the Company’s ability to prepare and file the Report has been affected by the devotion of time and effort to negotiations with Whitney Bank, N.A., its lender under its primary credit financing agreement, to extend the maturity under such credit agreement beyond the current April 15, 2011 maturity date under such agreement.

The Company intends to file its Report no later than April 15, 2011.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eugene L. Butler	281	517-5000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Deep Down, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/Eugene L. Butler /Ronald E. Smith
	Date		Title: Executive Chairman and CFO